Exhibit 99(a)(1)

Revised Schedule A to Amended and Restated Agreement and Declaration of Trust

SCHEDULE A

to

Agreement and Declaration of Trust

of

Forward Funds

Schedule of Series and Classes

Series	Class of Shares

Forward International Equity Fund	Investor Class
Forward Hoover Small Cap Equity Fund	Investor Class Institutional Class Class A
Forward Hoover Mini-Cap Fund	Investor Class Institutional Class
Forward Global Emerging Markets Fund	Investor Class Institutional Class
Forward International Small Companies Fund	Investor Class Institutional Class Class A
Forward Uniplan Real Estate Investment Fund	Investor Class
Forward Legato Fund	Institutional Class Class A
Sierra Club Stock Fund	Investor Class Class A
Sierra Club Equity Income Fund	Investor Class
Forward Emerald Growth Fund	Class A Class C
Forward Emerald Banking and Finance Fund	Class A Class C
Forward Emerald Opportunities Fund	Class A Class C